SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2009

BAYTEX ENERGY TRUST (Translation of registrant's name into English)

2200, 205 – 5TH AVENUE S.W. CALGARY, ALBERTA, CANADA T2P 2V7 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The Press Release attached as an exhibit hereto is incorporated by reference herein.

EXHIBIT LIST

Exhibit	Description

99.1
Supplemental note to audited comparative consolidated financial statements as at and for the year ended December 31, 2008 titled "Supplemental U.S. GAAP Disclosures", together with the auditors' report thereon

99.2	Supplemental Disclosures about Oil and Gas Producing Activities prepared in accordance with SFAS No. 69 – "Disclosure about Oil and Gas Producing Activities"(unaudited)
99.3	Material Change Report dated March 26, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYTEX ENERGY TRUST (Registrant) By: Baytex Energy Ltd., as administrator

Date: July 16, 2009	By:	/s/ W. Derek Aylesworth
Name: W. Derek Aylesworth
Title: Chief Financial Officer